P.E. 1/1/02

1-14258

FORM 6-K

02012220

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

JAN 28 2002

January 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

Exhibits

1. On January 24, 2002, Premier Farnell plc ("the Company") filed a notification of Major Interests in Shares with the London Stock Exchange.
   The said Notification, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, relates to information received from Royal & Sunalliance Insurance Group plc to the effect that their notifiable interest as at January 23, 2002 amounted to 8,244,193 (eight million, two hundred and forty-four thousand one hundred and ninety-three) Ordinary Shares of 5p each in the Company, being 3.03% of the Company's issued ordinary share capital.

2. On January 25, 2002, the Company filed a notification of Interests of Directors and Connected Persons with the London Stock Exchange.
   The said notification, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference, relates to the transfer on December 11, 2001 by Mr Morton Leon Mandel, a Director of the Company, of five hundred and sixty-four thousand, five hundred and eighteen (564,518) $1.35 Cumulative Redeemable Preference Share ADRs in the Company, as a gift for nil consideration to the Mandel Supporting Foundations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: January 25, 2002

By: Steven Webb
Steven John Webb
Group Company Secretary and
Legal Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

PREMIER FARNELL PLC

2) Name of shareholder having a major interest

ROYAL & SUNALLIANCE INSURANCE GROUP PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL AND NON BENEFICIAL HOLDING OF SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nortrust Nominees Ltd	319,114
Littledown Nominees Limited 'R' A/c for Phoenix Assurance Public Limited Co.	334,179
Littledown Nominees Limited 'R' A/c for Royal Insurance Group Pension Scheme (UK Equities)	510,000
Littledown Nominees Ltd 'R' A/c for Royal & Sun Alliance Life & Pensions Ltd	2,832,000
Littledown Nominees Limited 'R' A/c for Sun Alliance & London Assurance Company Ltd	1,399,000
Littldown Nominees Ltd 'R' A/c for SAL Pension Fund Limited	838,000
Royal Heritage Life Assurance Limited	3,900
Chase Nominees Ltd A/C CMBL	11,000
Littledown Nominees Ltd 'R' A/c for RSALI Life Emerging Companies Fund	20,000
Littledown Nominees Ltd 'R' A/c for RSALI Life Equity Fund	99,619
Littledown Nominees Ltd 'R' A/c for RSALI Life Income Distribution I Fund	151,000
Littledown Nominees Ltd 'R' A/c for RSALI Pensions Equity Fund	796,381
Littledown Nominees Ltd 'R' A/c for Royal & Sun Alliance Insurance Plc No.1 A/c	930,000

Steven West

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

-

9) Class of security

ORDINARY SHARES OF 5 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

23 JANUARY 2002

12) Total holding following this notification

8,244,193

13) Total percentage holding of issued class following this notification

3.03%

14) Any additional information

15) Name of contact and telephone number for queries

STEVEN WEBB
0113 387 5277

16) Name and signature of authorised company official responsible for making this notification

STEVEN WEBB
COMPANY SECRETARY
PREMIER FARNELL PLC
150 ARMLEY ROAD
LEEDS LS12 2QQ

Date of notification: 24 JANUARY 2002

Steven Webb

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

PREMIER FARNELL PLC

2) Name of director

MORTON LEON MANDEL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

NON BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

MORTON L AND BARBARA A MANDEL FAMILY FOUNDATION
JACK N AND LILYAN MANDEL FOUNDATION
JOSEPH C AND FLORENCE MANDEL FOUNDATION

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

TRANSFERS OF PREFERENCE SHARES BY WAY OF GIFT FOR NO CONSIDERATION

7) Number of shares/amount of stock acquired

NIL

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

564518

10) Percentage of issued class

2.02%

11) Class of security

$1.35 Cumulative Convertible Redeemable Preference Shares of £1 each

Steven Ness

EXHIBIT 2

12) Price per share

N/A

13) Date of transaction

11 DECEMBER 2001

14) Date company informed

24 JANUARY 2002

15) Total holding following this notification

7,078,158 - NON BENEFICIAL
1,494,208 - BENEFICIAL

16) Total percentage holding of issued class following this notification

30.6%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

The notification received states that the gifts referred to above were made to the Mandel Supporting Foundations. The Mandel Supporting Foundations are US public charities.

24) Name of contact and telephone number for queries

STEVEN WEBB

0113 387 5277

25) Name and signature of authorised company official responsible for making this notification

Steven J Webb
Company Secretary and General Counsel
150 Armley Road
Leeds
West Yorkshire
LS12 2QQ

Date of Notification 25 January 2002